Exhibit 99.1

Scotiabank acquires additional 36 per cent of Grupo Financiero Scotiabank Inverlat shares

Mexico City, April 29, 2003 – Scotiabank announced today that it has reached an agreement with Mexico’s Instituto para la Proteccion al Ahorro Bancario (IPAB) to acquire an additional 36 per cent of the shares of Grupo Financiero Scotiabank Inverlat (GF Scotiabank Inverlat) for approximately C$465 million – 1.275 times book value as of March 31, 2003 - bringing the total Scotiabank ownership stake to 91 per cent.

“Today’s announcement reflects Scotiabank’s continued commitment to GF Scotiabank Inverlat and to Mexico,” said Scotiabank Chairman and CEO, Peter Godsoe. “GF Scotiabank Inverlat continues to be an important part of our international strategy. We see significant potential for the continued growth of the Group and for the Mexican economy as a whole. We look forward to continuing to be a part of this dynamic market and hope to obtain the remaining GF Scotiabank Inverlat shares in the future.”

“Mexican authorities established a transparent bidding process available to all interested parties and we believe the final purchase price to be fair,” said Mr. Godsoe. “At the same time, we see this as a very effective use of Scotiabank’s excess capital.”

The remaining nine per cent of GF Scotiabank Inverlat shares are being held for a yet to be determined group of eligible former shareholders of GF Inverlat. Scotiabank has made an offer for these shares. The price offered by Scotiabank is the same price per share as paid for the 36 per cent interest acquired from IPAB, together with interest up to the date of purchase. Any purchase under this offer would occur following the allocation of the nine per cent interest to those former shareholders of GF Inverlat who are determined to be eligible to receive such interest.

GF Scotiabank Inverlat’s main affiliates are the brokerage, Scotia Inverlat Casa de Bolsa, and the bank, Scotiabank Inverlat.

“Scotiabank Inverlat is a solid, competitive bank and we have a great team of people in Mexico,” said Rick Waugh, Scotiabank President. “We are very proud that Reforma’s survey of Mexican bank customers last year revealed that Scotiabank Inverlat provides the best in customer service and was tied for providing the best in overall banking services.”

Scotiabank has operated in Mexico since opening a representative office in 1967. In 1996 Scotiabank purchased a 10 per cent stake in Grupo Financiero Inverlat SA, and later increased the stake to 55 per cent in 2000, establishing Grupo Financiero Scotiabank Inverlat. IPAB had owned the 36 per cent of remaining shares referenced in today’s announcement.

“Since Scotiabank assumed majority ownership in 2000, everyone at GF Scotiabank Inverlat has worked together to firmly establish ourselves in the Mexican market,” said GF Scotiabank Inverlat Chairman Peter Cardinal, who has been in Mexico since 1996 and was recently appointed Scotiabank Executive Vice-President, Latin America. “We have seen successive years of solid growth as GF Scotiabank Inverlat has reached out to customers with products and services that meet their evolving needs, particularly in the auto loan and mortgage areas.”

Grupo Financiero Scotiabank Inverlat S.A. de C.V. is one of the principal financial groups in Mexico, with approximately 400 branches and 1,000 ATMs throughout Mexico. It employs almost 7,000 people in its main affiliates, Scotiabank Inverlat S.A. and Scotia Inverlat Casa de Bolsa S.A. de C.V. Together, these companies offer an integrated suite of financial products and services for the entire spectrum of customers - from individuals and small businesses up to the most sophisticated multinational corporations. See Scotiabank Inverlat at www.scotiabankinverlat.com

Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With approximately 49,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. It offers a diverse range of products and services including personal, commercial, corporate and investment banking. Scotiabank Group has US$190 billion in assets (as at January 31, 2003). Scotiabank trades on the Toronto (BNS), New York (BNS) and London (BNV) Stock Exchanges. For more information please visit www.scotiabank.com.

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Contact: Mexico: Jose Larrondo (52) 5229-2555 Toronto: Ann Wales (416) 866-3703